FORM 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* McCausland Charles P.	2. Date of Event Requiring Statement (Month/Day/Year) February 19 2003	4. Issuer Name and Ticker or Trading Symbol Dynamics Research Corporation (DRCO)
(Last) (First) (Middle) 4811 Post Road P.O. Box 6	I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) [X] Director [_] 10% Owner [_] Officer (give Below) [_] Other (specify title below)	6. If Amendment, Date of Original (Month/Year)
(Street) Hall New York 14463-0006			7. Individual or Joint/Group Filing (Check Applicable Line) [X] Form filed by One Reporting Person [_] Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr.4)	2.Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
NONE

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instruction 5(b)(v).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently vaild OMB Number.	(Over) SEC1473 (7-02)

FORM 3 (continued)	Table II — Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1.Title of Derivative Security (Instr.4)	2. Date Exer- cisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities UnderlyingDerivative Security(Instr. 4)		4. Conver- sion or Exercise Price of Deri -vative Security	5. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exer- cisable	Expira- Date	Title	Amont or Number of Shares
NONE

Explanation of Responses:
	/s/ Richard A. Covel **Signature of Reporting Person Richard A. Covel Attorney -in-fact	02/21/2003 Date
** Note:

Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

File three copies of this Form, one of which must be manually signed.If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.	Page 2